Offering Statement for Hercules Electric Mobility, Inc ("Hercules Electric Vehicles")

The Company

1. What is the name of the issuer?

    Hercules Electric Mobility, Inc

    2785 E Grand Blvd

    Detroit , MI 48221

Eligibility

2. The following are true for Hercules Electric Mobility, Inc:

    - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
    - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
    - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
    - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

    No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

    Name
    Greg Weber

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
    Work experience (https://www.linkedin.com/in/greg-weber-eng1/): Senior VP, Hercules Electric Vehicles - 2019 - Present; Director Systems and Battery Management Systems, LG

Chem Power, Inc. - 2017 - 2019; Short bio: Greg Weber – Co-Founder; Head of Engineering Results oriented visionary leader with a proven track record of bringing concepts to fruition in diverse functional areas. 22+ patents; Innovated and directed projects in NAFTA, LATAM, EMEA, APAC regions from concept through implementation.; Launched Pacifica PHEV and Ford/FCA 48V MHEV battery programs.; Graduated Oakland University Engineering Degree; Michigan State MBA.;

Name
Julie Tolley

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/julie-tolley-5b62569/): Head of Corporate Development & Strategy, Hercules Electric Vehicles - 2019 - Present; VP of Product Strategy, Gentherm - 2018; VP of Product Strategy, Gentherm Technologies - 2016 - 2018; Short bio: Julie Tolley – Co-Founder; Head of Corporate Strategy & Development Formerly VP Product Strategy Gentherm; VP, Endurant Transmission Eaton. General Manager with a strong cross-functional background including Operations, Product Development & Launch, P&L Management, Strategy and Planning, and Technical Sales. BS Electrical Engineering and a MS, Manufacturing Management from GMI Engineering & Management Institute (Kettering University).

Name
James Breyer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/jamesbreyer/): CEO and Chief Product Officer, Hercules Electric Vehicles - 2018 - Present; CTO, XL Fleet Electrification - 2018 -2019; Short bio: James Breyer – Founder CPO/President/Strategist; People-oriented technology visionary, strategist, and leader.; CTO start-up hybrid company XL Hybrids, Inc.; Director of Advanced Engineering & New Technologies for an international electronics company in Electrification, V2X, ADAS & autonomous technologies.; 20+ years cross-functional leadership automotive OEM experience with Hybrid, BEV, Fuel-cell, and ICE vehicle programs: FC Focus, Chevy Volt, EV Spark, GM-China Sail EV, Hybrid Escape, Mustang, PHEV F150, PHEV F250.; Bachelor of Electrical Engineering, with a specialty in Autonomous Electric Vehicle Controls & MBA – Regis University, Denver CO.;

Name
Beth Hoetger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2021	Present	Hercules Electric Vehicles	CFO
04/01/2021	Present	Chief Financial Officer	CFO
06/01/2018	05/01/2021	Agile Financial Consulting LLC	Vice President of Finance
06/01/2013	01/01/2018	Blue Cross Blue Shield of Michigan	Director of Finance

As a Finance leader, I am well versed in crafting the financial story and delivering relevant and timely data. What sets me apart is that I see the opportunities in a changing environment, and I am able to show others the potential by articulating my vision. I love guiding a team as they pursue opportunities from concept to implementation. Using positive leadership, I have delivered results in Healthcare, Auto, Manufacturing, and Insurance. Work experience: https://www.linkedin.com/in/beth-hoetger/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

James Breyer

Securities:	5,600,000
Class:	Common Shares
Voting Power:	55.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Problem: This is an opportunity to launch Hercules Electric Mobility, which is focused on creating personalized luxury with 100s of customizations and 1000HP of fun electric performance. Hercules plans eliminate trillions of tons of emissions, making our environment cleaner, and the world a better place. Hercules is changing the way electric mobility is created, consumed, and experienced, utilizing existing industry capacity and contract manufacturing while saving billions in capital investment compared to others. There are no electric pick-ups or full-sized SUVs in the market today. In 2019 3,000,000+ pickups and full-size SUVs were sold in the US (Source: Bloomberg, Carsales.com). Each of these vehicles produces an average of 168,000 pounds of CO2 annually (12MPG), along with dangerous emissions (such as carbon monoxide and sulfur). There are no custom luxury pickups or SUVs in the North American Market. "Dealers and customers continually demand luxury pick-ups and we cannot meet their expectations." - VP of Sales, US OEM ("Original Equipment Manufacturer"). Differentiation - Consumers want differentiation in an EV brand. They want a fresh brand not tied to a legacy OEM. They want to show off their decision to buy something new and different. Exclusivity - Hercules is pursuing niche volumes in the 3,000-25,000 vehicles annually range. This quantity allows Hercules to deliver custom products to individual customer wants. Luxury - OEMs utilizing legacy approaches cannot create custom luxury products at scale due to manufacturing speed and the need for mass-market consumption. Large OEMs cannot afford to invest engineering, capital, and tooling for low-volume electric vehicle production, in volumes of 3,000-25,000 units per year. We are targeting starting pricing of $125,000, where existing mid-luxe pickup and SUV buyers are already paying $80,000 - $120,000 already for performance models without luxury or customization options. Solution: We plan to produce stylish, heavy-duty electric pickups, and large SUV vehicle models, where power, performance, and luxury intersect, displacing up to 4.4 lbs of C02 per mile while maintaining a corporate environment of human equality. We initially plan to purchase incomplete vehicles from other OEMs or body manufacturers and install our electric powertrains, batteries,

infotainment, controls, and luxury trim. We provide new value-added features and connected experiences, such as electric power on job sites, recreational use, or emergency outages. We also aim to provide optional fuel-cell range extenders, for a long-range extended usage variant. We provide an online ordering and white-glove delivery service, as our primary order fulfillment method, displacing the need for the antiquated dealership sales model, turning customer fulfillment into a delight from a dread. We also have a defined revenue stream, where we sell the accumulated EV credits from CARB, EPA, and other agencies to our OEM partners, and future licensing of our platform for their main-stream vehicle lines, as it becomes appropriate to do so. Why Us? Culture - Hercules is building an inclusive culture, allowing and promoting contributions from everyone, where they can feel valued and rewarded. This allows Hercules to attract and retain talent from top universities and industries. Experienced – Our team has previous experience in both commercial and retail EV, hybrid, and fuel-cell segments. We have nearly 100 years of combined experience in the delivery of automotive technology programs and projects. We have delivered dozens of electrified, fuel-cell, and combustion vehicle models, with hundreds of thousands of delivered vehicles. We have the expertise, connections, and history to understand the competitive landscape and the experience and confidence to execute. Differentiation - Consumers want differentiation in an EV brand. They want a fresh brand. They want to show off their decision to buy something new, different. We have a strong and unique brand image that appeals to customers. Social Action - We believe in human equality and have structured our company to have balanced equality and representation for all genders, living wages, STEM partnerships, and community action projects. Niche - Hercules is pursuing niche volumes in the 5,000-25,000 vehicles annually range. This quantity is a significant opportunity for Hercules, with the ability to generate up to a $1B in revenue, but is too small a volume for larger OEMs. Nimbleness - Hercules can work faster, and pivot easier outside of a large OEM's constructs.

Hercules Electric Vehicles currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Hercules Electric Mobility, Inc speculative or risky:

    1. Public health epidemics or outbreaks could adversely impact our business. In May 2020, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 150 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions our competitors

take to contain the coronavirus or treat its impact, among others. In particular, the spread and treatment of the coronavirus globally may cause sudden increases and decreases in our monthly revenues and inventory levels, which could adversely impact our operations, and could have an adverse impact on our business and our financial results. Given the volatile nature and geographical dispersity of the coronavirus, it may be difficult for us to project and meet the demand for our product.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

9. We have a need for additional capital. The Company is seeking to raise a $20,000,000 total in their Series A fundraising efforts. This $1,064,960 Reg CF Offering is one segment of the Series A fundraising effort. Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the Shareholders of the Company. If such additional financing is needed but cannot be obtained, the Investors may lose their entire investment.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from*

the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Hercules Electric Mobility, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,064,960 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   Kick-off of engineering build for strategic partnership project. Marketing and sales; salary and payroll; hiring key employees; completion of first pre-production product for customer evaluation patents, trademarks, and general operating expenses. Use of funds: We expect to utilize the funding to build prototype and development vehicles, perform industrial design and marketing activities including website enhancement, marketing videos, auto-show displays, initial pilot builds, and obtaining R&D and building facilities.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,183
Compensation for managers	$2,000	$308,000
Key components for build	$5,000	$408,000
Marketing	$2,510	$183,265
R&D	$0	$113,512
Total Use of Proceeds	**$10,000**	**$1,064,960**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Hercules Electric Mobility, Inc must agree that a transfer agent, which keeps records of our outstanding Common Shares (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $10.24 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Shares	30,000,000	8,492,500	Yes	Each holder of Common Stock is entitled to one vote.
Preferred Shares	10,000,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	The Holder is entitled to purchase shares of Series A Preferred Stock at an exercise price of $0.01 per share.	970,264
Advisory Panel Options Pool	Common stock options reserved for the Advisory Panel.	200,000
Employee Option Pool	Common stock options reserved for employees of the company.	500,000
Warrants	Exercise price of $1.00	25,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    There are outstanding warrants and stock options, if those are exercised your ownership in the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The Resolutions of the Company's Board of Directors and the Stockholders Agreement will entitle the holder of Preferred Stock to a pre-liquidation preference over the Company's common stock in events of bankruptcy or similar events, preemptive and anti-dilution rights, a seat on the Company's Board of Directors, veto rights over any winding-up of the Company or a fundamental change in the strategic operating direction of the Company, and other customary protective rights.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The Company's bylaws have been amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt, or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

- issuer repurchases of securities,

- a sale of the issuer or of assets of the issuer or

- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has Hercules Electric Mobility, Inc conducted within the past three years?

Date of Offering:	05/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$131,064
Use of Proceeds:	

Legal, Marketing, incorporation, components, engineering expenses. General operating funds

Date of Offering:	02/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$377,000

Use of Proceeds:

Hire Key Staff members: CFO Chief Engineer
Assistant Chief Engineer SW & Controls Chief

Date of Offering:	03/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$998,000

Use of Proceeds:

Proceeds are designated for building prototype
vehicle to demonstrate Hercules modular
architecture.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

   No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

   Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

   Hercules Electric Mobility, Inc is a new company that is still pre-revenue. Our average monthly burn rate has been approximately $10,000, with most of our resources being allocated to operating expenses so far. We plan to ramp up our spending to build prototype and development vehicles. Our expenses for the year ended December 31, 2020, amounted to $116,252, which resulted in a $111,252 loss. Our expenses for the year ended December 31, 2019, amounted to $48,743, which resulted in a $48,743 loss. In January and March 2021, the Company raised $998,000 by selling a warrant to Nissan North America, Inc. ("Nissan") that allows Nissan to purchase up to 970,264 shares of the Company's Series A

Preferred Stock at a price of $0.01 per share. The company's articles of incorporation have been amended to include preferred shares. We expect to utilize the funding to build prototype and development vehicles, perform industrial design and marketing activities including website enhancement, marketing videos, auto-show displays, initial pilot builds, hiring key employees, building facilities and performing research and development activities. We believe these efforts will result in the traction we will need to court venture capital funding.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits

fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Hercules Electric Mobility, Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcription: Title: "Hercules Electric Vehicles. Exactly what you want in electric mobility." Title Card: "What is Hercules EV?" James Breyer: "Hercules was founded in 2018. It is really the culmination of my 25 years in the auto industry and electrification. With our Alpha vehicle we are looking to have one of the most powerful vehicles the world has ever seen. In an all-electric platform, that has full speed torque vectoring and a number

of other features like our connectivity system and immersive entertainment hub, that are just very unique. And, then when you couple that with customization, its really getting exactly what you want. Julie Tolley: "So Hercules vision for mobility, starting with our first vehicle, is a luxury, all-electric pickup truck that is customizable. Really focused on getting an interior that is exactly what our customers would like to have." Greg Weber: "So, what makes Hercules business model unique, is starting from an existing product. This going to give us a much quicker time to market, much lower capital investment, and also a very high-quality product right out of the gate. Which is much different than most of what our competitors are going to do." James Breyer: "Some of our customers are going to be independent businesspeople. They might be running a company, they want to go to a job site, and they want a fun car. Some are going to want it to be a very powerful and capable pickup truck and the utility of that. While still having luxury. We have a number of different customer profiles that all integrate at the same place, in that they can't get what they want today, so we are going to deliver what they want." Greg Weber: "Success for this model is ensured because we are picking very good partners to work with. We've picked the top design company in the world to design the exterior of the product. And really tried and true partners that are going to do the systems engineering and prototype builds for us." Julie Tolley: "If you think about what might be in this for people interested in investing in Hercules, the fact that we will be able to launch the vehicle so quickly, they'll see a return on their investment much quicker than they would with someone starting from scratch and taking maybe ten (10) years to literally build the company and get a vehicle on the road." James Breyer: "Electrical energy is the most efficient use of power that we have today. And, so we are approaching 90 percent efficiency in our platform. One thing I hope to accomplish with Hercules is to have it be recognized for its contribution to humanity."

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://herculesev.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.